TA Fintech Inc.



ANNUAL REPORT

401 Park Avenue S, Number 10

New York, NY 10016

(858) 621-3126

https://tradealgo.com/

This Annual Report is dated April 25, 2023.

BUSINESS

Trade Algo ("TA" or the "Company") is a Corporation organized under the laws of the state of DE offering market data analytics and providing equitable access to disparate financial APIs and portfolio data. The Company's business consists of a SAAS software model focused on providing market data services and solutions to retail investors, RIA's and hedge funds. Our market analytics are sold online in North America and through affiliate partnerships with financial media companies as well as a direct-to-consumer businesses model.

The Company has a highly qualified software development team building tools that increase financial transparency for retail investors. The power of social media, combined with the rising accessibility of digital trading apps, has revolutionized markets for the retail investor.

However, today's markets are driven by petabytes of data available in real time. In contrast, our brains are not able to process nearly this amount of information at once. As a result, investors and hedge fund managers are overwhelmed with market information, which can lead to a lack of transparency on a wide scale. Our institutional-grade investment technology captures vital market-moving data that is not commonly available to all investors.

Specifically, the rapidly growing retail investor class has been left behind by larger financial data companies such as Bloomberg, Refinitiv, Reuters and many other legacy analytics companies without accessible price points.

TA provides a wide range of market data including a vast amount of historical data for the US market updated in real-time. End-of-day tick-level data for international markets available and consolidated US Equities from all major markets in real-time. Our proprietary software includes a real-time option radar with our comprehensive technical and fundamental market analysis algo showing greeks & Implied volatility of the underlying asset expected. Through our ATS data algorithm, you can visualize off-exchange market liquidity trading that occurs away from traditional stock exchanges in near real time. Through our partnerships with exchanges and data vendors, Trade Algo is able to provide financial data applications with some of the fastest quality data available. We have access to nearly 250 leading providers of deep data coverage through our network API ecosystem. Leveraging this vast amalgamation of data, our software teams build intuitive and consumer friendly applications to turn insights into action.

Subsections:

TA Fintech, Inc. was initially organized as Broad Bold Park, Inc, a DE Corporation on 09/24/2021 and changed the name to TA Fintech, Inc. to further align the brand with the Fintech category it operates in.

In addition to this, Trade Algo has other IP that it has developed including API vendor relationships, Cloud services, Market Data from All 19 Exchanges, software licenses and contractual access to data feeds.

The company has four office locations:

224 w 30th st new york ny 10001

401 park avenue south 10th floor New York NY 10016

350 E 400 S, Salt Lake City, UT 84111

3800 Howard Hughes Pkwy, Las Vegas, NV 89169.

Previous Offerings

Previous Offerings
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $3,000.00

Number of Securities Sold: 3,000

Use of proceeds: Purchasing the corp.

Date: September 24, 2021

Offering exemption relied upon: It was a corporation purchased like on legal zoom. It was not a fundraise. It was how the corporation was purchased.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,070,000.00

Number of Securities Sold: 1,070,000

Use of proceeds: A combination of Operations, Marketing, R&D, Inventory, Working Capital, Employment Costs, and fees provided to StartEngine. The exact amount of shares of Common Stock issued and the exact dollar amount sold are subject to adjustment as the final closing is ongoing.

Date: May 23, 2022

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Operating Results – 2022 Compared to 2021
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

How long can the business operate without revenue:

The Company records deferred revenue for the unearned revenue proceeds received for the subscriptions. As of December 31, 2022, deferred revenue amounted to $9,711,044.

As discussed in Note 4 of our annual audit, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company become unable to continue as a going concern.

Foreseeable major expenses based on projections:

In accordance with GAAP, the Company expenses research and development (R&D) software costs in the pre-coding stage and the implementation stage (e.g., software is live and being utilized). Software costs incurred are capitalized in the application development stage (coding stage) and treated as intangible assets (see Note 2j). Conversely, R&D costs incurred in the implementation stage are expensed and are recorded under Software Development Costs in the accompanying Statement of Operations.

Future operational challenges:

We expect the market for investment data to continue to evolve and expand. The European Union, Canada and several Asian countries have vibrant demand for market data. Opening offices to serve markets in different languages will be an operational challenge.

Future challenges related to capital resources:

The management of the Company seeks investment opportunities that offer the possibility of attaining substantial capital appreciation and\or residual income from its business. Certain events particular to the industry in which the Company invests, as well as general economic, political conditions, or the coronavirus ("COVID-19") pandemic may have a significant negative impact on the Company's operations and profitability. Additionally, the Company is subject to changing regulatory and tax environments. Such events are beyond the Company's control, and the likelihood that they may occur cannot be predicted. These financial statements are prepared on a going concern basis. The Company commenced operations less than a year ago and as

such has and will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm its business, financial condition and operating results. The accompanying financial statements do not take into account any adjustments that could result from these uncertainties.

Future milestones and events:

We believe our initial regulation crowd funding will be a milestone for the company to accelerate rapid growth and achieve economies of scale. In addition to this, we expect to launch our first mobile application and expand our product line to include enterprise software and expand into new markets.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $2,566,782.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness outside of it's credit card processing obligations.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Jon Stone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, CEO, Secretary, Director, Treasurer and Founder

Dates of Service: October, 2021 - Present

Responsibilities: Lead the enterprise team and communicate with engineering manager on the product roadmap. No Salary Currently.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know

owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Jon Stone

Amount and nature of Beneficial ownership: 28,332,000

RELATED PARTY TRANSACTIONS

Name of Entity: JS Trading Enterprises Inc

Names of 20% owners: Jon Stone

Relationship to Company: Director

The Company occasionally incurs expenses that are paid in advance by the principal owner of the Company. Consequently, as of December 31, 2022, the Company recorded a net $803 in Due to Related Parties liability in the accompanying Statement of Financial Condition.

OUR SECURITIES

The company has authorized equity stock.

Common Stock

The Company is authorized to issue 100,000,000 of common stock through an offering pursuant to
Regulation Crowdfunding under the Securities Act, also known as "Reg CF" and is selling the shares
directly to investors and not through registered broker-dealers who are paid commission. The maximum
amount to be raised through the offering is $100,000,000 and the investors who contribute capital to the
Company shall, upon acceptance of their subscriptions, become common stock shareholders in the
Company. The par value of the common stock is $0.001 and as of December 31, 2022, 30,305,575
shares of common stock were issued and outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

The par value of the common stock is $0.001 and as of December 31, 2022, 30,305,575 shares of common stock were issued and outstanding.
Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns

being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we

cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service By their nature, forward-looking statements involving the appetite for investors to continue to be interested in investing during a force majeure event or recession require a degree of speculation. In the future stock market investors may decide they prefer other activities that differ materially from those expressed in or implied by such forward-looking statements. Our revenues are therefore dependent upon the appetite for online stock markets remaining of interest to investors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of

the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have limited revenue and operating history The Company has a short

history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Trade Algo is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable

manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Trade Algo or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Trade Algo could harm our reputation and materially negatively impact our financial condition and business. Merchant Processing Interruption Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2023.

TA Fintech Inc.

By /s/ *Jonathan Stone*

Name: <u>TA Fintech, Inc.</u>

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

TA Fintech, Inc.

Independent Accountant's Audit Report Together with Financial Statements

As of December 31, 2022

ABDI SHEIKH-ALI, CPA, PLLC

A Professional Services Firm

TA Fintech, Inc.
Table of Contents

Page

Abdi Sheikh-Ali, CPA, PLLC

450 Century Parkway, Suite 250   Tel. (972) 217-4646
Allen, Texas 75013   Fax. (972) 217-4645
www.abdisheikh.com   cpa@abdisheikh.com

_____

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors of
TA Fintech, Inc:

Opinion

We have audited the accompanying financial statements of TA Fintech, Inc. which comprise of the statement of financial condition as of December 31, 2022, and the related statements of operations, cash flows, and changes in shareholders' equity for the year-to-date period then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements presently fairly, in all material respects, the financial position of TA Fintech, Inc.as of December 31, 2022 and the results of its operations and cash flows for the year-to-date period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the financial statements section of our report. We are required to be independent of TA Fintech, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about TA Fintech, Inc.'s ability to continue as a going concern for a period of one year from the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with Generally Accepted Auditing Standards (GAAS) will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of TA Fintech, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about TA Fintech, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Going Concern

As discussed in Note 4, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company become unable to continue as a going concern.

Abdi Sheikh-Ali, CPA, PLLC

April 16, 2023
Allen, Texas

TA Fintech, Inc.
Statement of Financial Condition
As of December 31, 2022

ASSETS

Cash and cash equivalents	$	2,566,782
Refundable deposits		75,000
Intangible assets - net of amortization		1,332,783
Total assets	**$**	**3,974,565**

LIABILITIES

Accounts payable	$	14,683
Credit cards payable		54,732
Due to related parties		803
Deferred revenue		9,711,044
Total liabilities	**$**	**9,781,262**

SHAREHOLDERS' EQUITY

Common stock, par value $0.001, 100,000,000 authorized, 30,305,575 issued and outstanding	$	30,306
Additional paid-in-capital		7,716,350
Retained earnings (deficit)		(13,553,353)
Total shareholders' equity	**$**	**(5,806,697)**
Total liabilities and shareholders' equity	**$**	**3,974,565**

TA Fintech, Inc.
Statement of Operations
For the year ended December 31, 2022

REVENUE

Subscription revenue	$	9,499,858
Total revenue	**$**	**9,499,858**
Advertising and marketing	$	8,433,091
Automobile expenses		502
Bank service charges		183,680
Computer and internet expenses		1,567
Contract labor		7,459,978
Dues and subscriptions		2,274,160
Equipment rental		1,759
General and administrative expenses		9,813
Legal and professional fees		76,833
License, permits, and local taxes		450
Meals and entertainment		147,342
Miscellaneous expenses		957
Office expense		62,375
Office supplies		119,047
Organizational costs		44,803
Postage and delivery		64
Printing and reproduction		74
Rent expense		154,897
Sales commissions		92,572
Software development costs		3,600,274
Supplies		7,192
Telephone and communication		64,875
Training and staff development		5,954
Travel expenses		23,202
Utilties		4,001
Total operating expenses	**$**	**22,769,462**
Operating income (loss)	**$**	**(13,269,604)**

OTHER INCOME

Prior period adjustment	$	39,999
Total other income	**$**	**39,999**
Earnings before interest, taxes, depreciation, and amortization (EBITDA)	**$**	**(13,229,605)**

OTHER (EXPENSE)

Amortization expense	$	(311,017)
Interest expense		(404)
Provision for income taxes		-
Total other (expense)	**$**	**(311,421)**
Net income (loss)	**$**	**(13,541,026)**

TA Fintech, Inc.
Statement of Cash Flows
For the year ended December 31, 2022

Cash flows from operating activities

Net investment income (loss)	$	(13,541,026)

Adjustments to reconcile Change in net assets
to net cash provided by operating activities:

Amortization expense		311,017
Decrease (increase) in due from related parties		179,070
Decrease (increase) in prepaid expenses		87,328
Decrease (increase) in refundable deposits		(75,000)
Increase (decrease) in due to credit cards payable		54,732
Increase (decrease) in due to accounts payable		14,683
Increase (decrease) in deferred revenue		9,420,612
Increase (decrease) in due to related parties		803
Net cash provided (used) by Operating activities	**$**	**(3,547,781)**

Cash flows from investing activities

Decrease (increase) in intangible assets	$	(1,643,799)
Net cash provided (used) by Financing activities	**$**	**(1,643,799)**

Cash flows from financing activities

Capital contributions	$	7,746,656
Net cash provided (used) by Financing activities	**$**	**7,746,656**

Net increase (decrease) in cash	**$**	**2,555,076**
Cash at beginning of period	**$**	**11,706**
Cash at end of period	**$**	**2,566,782**

Supplemental disclosure of cash flow information

Cash paid during the year for interest	$	404

TA Fintech, Inc.
Statement of Changes in Shareholders' Equity
For the year ended December 31, 2022

Description	Common Stock		Total	
	Number of Shares		**Amount**	
Shareholders' Equity at December 31, 2021	**15,000,000**		**$**	**(12,327)**
Capital contributions	30,305,575		$	7,746,656
Capital distributions	-			-
Syndication costs	-			-
Net income (loss)	-			(13,541,026)
Shareholders' Equity at 06-30-2022	**45,305,575**		**$**	**(5,806,697)**

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2022

1. Nature of Operations

TA Fintech, Inc. (the "Company") is a newly formed corporation organized in the State of Delaware on September 24, 2021. The Company was founded to provide a subscription-based analytics platform that facilitates its subscribers to harness the power of big data technology to level the field of investing in the stock market.

2. Significant Accounting Policies

a. Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC"). The Company has adopted a calendar year-end.

b. Cash & Cash Equivalents

Cash & cash equivalents include cash in bank accounts and highly liquid debt instruments purchased with an original maturity of three months or less.

c. Startup Costs

In accordance with GAAP, the Company classifies its startup costs into two categories: (a) organization costs and (b) deferred offering costs. Organization costs are expensed as incurred and deferred offering costs, which consist of certain costs incurred in connection with investment offering, are capitalized and amortized over a 12-month period. For the year ended December 31, 2022, the Company incurred $44,803 in organization costs and no deferred offering costs.

d. Concentration of Credit Risk

The Company maintains cash with a U.S. based financial institution. The Federal Deposit Insurance Corporation (FDIC) insures the total deposits at this institution up to $250,000 per depositor. At times, the balance at the financial institution exceeds the insured limit.

e. **Property, Plant, & Equipment**

The Company follows the practice of capitalizing all expenditures for property, furniture, fixtures, equipment, and leasehold improvements in excess of $5,000. Depreciation of all such items is computed on a straight-line basis over the estimated useful lives of the assets which generally are as follows:

Buildings	39 years
Building improvements	15- 39 years
Furniture and equipment	5 – 7 years
Software	5 years
Vehicles	5 years
Leasehold improvements	life of lease or useful life (whichever is shorter)

The Company did not have any property, plant, and equipment as of December 31, 2022.

f. **Refundable Deposits**

Refundable deposits consist of a $75,000 wire transfer received from an identified source. The Company is in the process of identifying the purpose and source of the wire transfer and consequently refunding it.

g. **Income Taxes**

The Company is a newly incorporated corporation which is a C-corporation for tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. For the year ended December 31, 2022, the Company had a net loss and as such has made no provision for income taxes in the accompanying financial statements and plans to carry forward any net operating losses to future periods. The Company is subject to franchise and income taxes in the State of Delaware. The Company addresses uncertain tax positions in accordance with ASC Topic 740, Income Taxes, which provides guidance on the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements. Management has not identified the existence of any uncertain tax positions.

h.   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles at times requires the use of management's estimates. Actual results could vary from these estimates.

i.   Intangible Assets

Intangible assets consist of intangible assets purchased from a related party in late 2021. The purchased intangible assets consist of brand name, domain name, and intellectual property. Although the Company initially recorded the purchase for $1, it subsequently revised the value of the transaction to $40,000 to better reflect the fair market value of the acquired assets. In accordance with GAAP, the Company amortizes the cost of intangible assets in a straight-line method over 15 years. As such, the Company has recorded $2,666 in amortization expense leaving the intangible assets at December 31, 2022 at $37,334, net of accumulated amortization.

j.   Software Development Costs

In accordance with ASC 985-20, the Company amortizes capitalized software development costs for externally marketed software when the product is made available for release to its customers. The capitalized software costs are amortized on a product-by-product basis and the annual amortization is the greater of **(a)** the ratio that the current gross revenue for a product bear to the total of current and anticipated future gross revenue for that product and **(b)** the straight-line method over the remaining economic life of the product including the current reporting period. As such, for the year ended December 31, 2022, the Company has capitalized $1,603,800 of software development costs that are sold to its customers. The Company found the straight-line method to be the greater amortization expense and has consequently recorded $308,351 in amortization expense in connection with its capitalized software development costs.

k.   Advertising Costs

The Company expenses advertising costs as they are incurred. The Company incurred $8,433,091 in advertising expenses for the year ended December 31, 2022.

l.   Related Party Transactions

The Company occasionally incurs expenses that are paid in advance by the principal owner of the Company. Consequently, as of December 31, 2022, the Company recorded a net $803 in Due to Related Parties liability in the accompanying Statement of Financial Condition.

m.   Shareholders' Capital

The Company is authorized to issue 100,000,000 of common stock through an offering pursuant to Regulation Crowdfunding under the Securities Act, also known as "Reg CF" and is selling the shares directly to investors and not through registered broker-dealers who are paid commission. The maximum amount to be raised through the offering is $100,000,000 and the investors who contribute capital to the Company shall, upon acceptance of their subscriptions, become common stock shareholders in the Company. The par value of the common stock is $0.001 and as of December 31, 2022, 30,305,575 shares of common stock were issued and outstanding.

n.   New Revenue Standard

On May 28, 2014, the FASB issued a new revenue standard, *ASC 606, Revenue from Contracts with Customers* which replaced various GAAP revenue recognition requirements and provided a single revenue recognition model or framework for recognizing revenue from contracts with customers. Since the new revenue standard is effective for this period, the Company has adopted the revenue standard and as such has taken into account the recognition of revenue when or how a performance obligation is met. Below is a list of the Company's revenue stream(s) accounted for under the new revenue standard:

Software Subscription Fees: The Company earns revenue from its subscription-based analytics platform software. The subscription revenue fees vary depending on the term of the subscription from 1 to 2 years. When the fees are initially received, they are recognized as deferred revenue (a liability) and subsequently and periodically the liability is reversed and recognized as the revenue is earned.

o.   Deferred Revenue

The Company records deferred revenue for the unearned revenue proceeds received for the subscriptions. As of December 31, 2022, deferred revenue amounted to $9,711,044.

p.   Research and Development Costs

In accordance with GAAP, the Company expenses research and development (R&D) software costs in the pre-coding stage and the implementation stage (e.g., software is live and being utilized). Software costs incurred are capitalized in the application development stage (coding stage) and treated as intangible assets (see *Note 2j*). Conversely, R&D costs incurred in the implementation stage are expensed and are recorded under Software Development Costs in the accompanying Statement of Operations.

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2022

q.   Prior Period Adjustment

As noted in Note 2i, the Company initially recorded the purchase of intangible assets consisting of a brand name, domain name, and intellectual property for only $1, but it subsequently revised the value of the transaction to $40,000 to better reflect the fair market value of the acquired assets. The $39,999 prior period adjustment income recognized in the year ended December 31, 2022 reflects this change in accounting estimate.

r.   Subsequent Events

The Company's management has evaluated subsequent events and transactions for potential recognition or disclosure through April 16, 2023, the date that the financial statements were available to be issued. On March 24, 2023, a resolution from the Company's board of directors authorized changes to the number of authorized shares and approved a Forward Stock Split. The authorized shares of the Company will be modified to 800,000,000 shares of common stock with a par value of $0.001 per share. All holders of shares of common stock shall be identical with each other in every respect. Upon the effective filing of this Certificate of Amendment to the Certificate of Incorporation, each one (1) share of the Corporation's common stock that is issued and outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time (which shall include each fractional interest in Common Stock in excess of one (1) share held by any stockholder), is and shall be subdivided and reclassified into four (4) fully paid, nonassessable shares of common stock (or, with respect to such fractional interests, such lesser number of shares as may be applicable based upon such four-for-one (4-for-1) ratio) (the "Forward Stock Split"). Each certificate that immediately prior to the Effective Time represented shares of common stock ("Old Certificates") shall thereafter represent that number of shares of Common Stock into which the shares of common stock represented by the Old Certificate shall have been subdivided and reclassified. The authorized number of shares, and par value per share of common stock shall not be affected by the Forward Stock Split.

3.   Risk and Uncertainties

The management of the Company seeks investment opportunities that offer the possibility of attaining substantial capital appreciation and\or residual income from its business. Certain events particular to the industry in which the Company invests, as well as general economic, political conditions, or the coronavirus ("COVID-19") pandemic may have a significant negative impact on the Company's operations and profitability. Additionally, the Company is subject to changing regulatory and tax environments. Such events are beyond the Company's control, and the likelihood that they may occur cannot be predicted.

4.   Going Concern

These financial statements are prepared on a going concern basis. The Company commenced operations less than a year ago and as such has and will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm its business, financial condition and operating results. The accompanying financial statements do not take into account any adjustments that could result from these uncertainties.

TA Fintech Inc.

FINANCIAL STATEMENTS
FROM INCEPTION (SEPTEMBER 24, 2021) YEAR ENDED DECEMBER 31,
2021
(AUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
TA Fintech Inc.
Dover, Delaware

Opinion

We have audited the financial statements of TA Fintech Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and the related statements of operations, changes in stockholders' equity, and cash flows for the period from Inception (September 24, 2021) to December 31, 2021, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the period from Inception (September 24, 2021) to December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 22, 2022
Los Angeles, California

TA FINTECH INC.
BALANCE SHEET

As of December 31,		2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	-
Cash, restricted		11,706
Due from related party		179,070
Prepaids and other current assets		87,328
Total current assets		278,104
Intangible assets, net		1
Total assets	$	278,105
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Deferred revenue	$	290,431
Total current liabilities		290,431
Total liabilities	$	290,431
STOCKHOLDERS' EQUITY		
Common Stock, par value $0.0001 15,000,000 shares authorized, 15,000,000 issued and outstanding		15,000
Subscription receivable		(15,000)
Retained earnings/(Accumulated Deficit)		(12,327)
Total stockholders' equity		(12,327)
Total liabilities and members' equity	$	278,104

See accompanying notes to financial statements.

TA FINTECH INC.
STATEMENTS OF OPERATIONS

Inception date (September 24, 2021)		**2021**
(USD $ in Dollars)		
Net revenue	$	3,291
Cost of goods sold		8,700
Gross profit		(5,409)
Operating expenses		
General and administrative		1,918
Sales and marketing		5,000
Total operating expenses		6,918
Operating income/(loss)		(12,327)
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(12,327)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(12,327)**

See accompanying notes to financial statements.

TA FINTECH INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2021

(USD $ in Dollars, except per share data)	Common Stock		Accumulated deficit	Subscription receivable	Total Stockholders' Equity
	Shares	Amount			
Inception date (September 24, 2021)	-	$ -	$ -	$ -	$ -
Issuance of common stock	15,000,000	15,000	-	(15,000)	$ -
Net income/(loss)	-	-	(12,327)	-	$ (12,327)
Balance—December 31, 2021	$ 15,000,000	$ 15,000	$ (12,327)	$ (15,000)	$ (12,327)

See accompanying notes to financial statements.

TA FINTECH INC.
STATEMENTS OF CASH FLOWS

As of December 31,		2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(12,327)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Due from related party		(179,070)
Prepaids and other current assets		(87,329)
Deferred revenue		290,431
Net cash provided/(used) by operating activities		**11,706**
CASH FLOW FROM FINANCING ACTIVITIES		
Change in restricted cash		(11,706)
Net cash provided/(used) by financing activities		**(11,706)**
Change in cash		-
Cash—beginning of year		-
Cash—end of year	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Conversion of debt into equity	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

TA Fintech Inc. was incorporated on September 24, 2021 ("Inception") in the State of Delaware. The financial statements of TA Fintech Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dover, Delaware.

The Company specializes in offering an analytics platform that harnesses the power of big data technology to level the field of investing for all.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. These financial instruments include cash, accounts payable, and accrued

liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Restricted Cash

Restricted cash includes amount that are reserved in the Company's account on Stripe. Stripe holds a certain percentage of revenue generated to cover any chargebacks and/or refunds. As of December 31, 2021, the amount of cash, held by Stripe was $11,706.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, the Company had no accounts receivable.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

On December 27, 2021, the Company entered into an Asset Purchase Agreement with a related company, JS Trading Enterprises Inc. Under the property bills of sale, TA Fintech Inc purchased the TradeAlgo brand name, domain name,

processing accounts, and all intellectual property from JS Trading Enterprises Inc for one dollar ($1). JS Trading Enterprises Inc. is fully owned and operated by the majority shareholder of TA Fintech Inc.

The Company accounts for intangible assets (including trademarks and website) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates. The Company did not record any impairment losses as of December 31, 2021.

The Company amortizes the cost of our intangible assets over the fifteen-year estimated useful life on a straight-line basis. Amortization expenses amounted to $0 for the for the year ending December 31, 2021.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from offering an analytics platform that harnesses the power of big data technology to level the field of investing for all.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the year ended December 31, 2021, amounted to $5,000, which is included in sales and marketing expenses.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York. The Company has not yet filed its 2021 tax returns.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 22, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2021
Prepaid expenses	78,300
Deferred expenses	9,029
Total Other Current Assets	$ 87,329

The Company has recorded $78,300 of prepaid expenses for the year ending December 31, 2021. Prepaid expenses related to software subscription fees, which are paid monthly, for the subsequent month.

Current liabilities comprise primarily deferred income from the yearly subscriptions sold to customers. The Company will recognize the revenue of the deferred income based on services rendered throughout the year.

4. DEFERRED INCOME AND EXPENSES

The Company has recorded deferred income and expenses from the yearly subscriptions sold to customers. The Company will recognize the revenue of the deferred income and expenses based on services rendered throughout the year. As of December 31, 2021, the balance of deferred income was $290,431 and the balance of deferred expenses was $9,029.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common stock

The Company is authorized to issue 15,000,000 shares designated as a $0.001 par value Common Stock. As of December 31, 2021, 15,000,000 Common Shares have been issued and are outstanding.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, consists of the following:

As of Year Ended December 31,	2021	
Net Operating Loss	$	(3,661)
Valuation Allowance		3,661
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021:

As of Year Ended December 31,	2020	
Net Operating Loss	$	(3,661)
Valuation Allowance		3,661
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $12,327. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes

will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2021.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. RELATED PARTY TRANSACTIONS

On December 27, 2021, the Company entered into an asset purchase agreement with a related company, JS Trading Enterprises Inc. Under the property bills of sale, TA Fintech Inc purchased the TradeAlgo brand name, domain name, processing accounts, and all intellectual property from JS Trading Enterprises Inc for one dollar ($1). JS Trading Enterprises Inc. is fully owned and operated by the majority shareholder of TA Fintech Inc.

JS Trading Enterprises Inc. currently acts as merchant processors for TA Fintech Inc. All cash earned from subscription services get deposited into their bank account and disbursed to TA Fintech Inc. at the discretion of the Companies. As of the December 31, 2021, the due from Merchant Processor (JS Trading Enterprises Inc) was in the amount of $179,070.

9. GOING CONCERN

These financial statements are prepared on a going concern basis. The Company registered on September 24, 2021 and only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development,

TA FINTECH INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021

which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 22, 2022, which is the date the financial statements were available to be issued.

On February 9, 2022, the Company amended its articles of incorporation to authorize the issuance of 100,000,000 shares of common stock at $0001 par value per share.

On February 21, 2022, the Company issued additional 28,332,000 shares at a $1.00 par value.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Jonathan Stone , Principal Executive Officer of TA Fintech Inc. , hereby certify that the financial statements of TA Fintech Inc. included in this Report are true and complete in all material respects.

Jonathan Stone

CEO